

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2025

Joseph J. Wolk
Chief Financial Officer
JOHNSON & JOHNSON
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

> **Re: JOHNSON & JOHNSON**
> **Form 10-K for Fiscal Year Ended December 29, 2024**
> **File No. 001-03215**

Dear Joseph J. Wolk:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences